UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                                          Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited Consolidated Financial Statements for the quarter ended March 31, 2006.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on the Company’s work; patents liability and other claims asserted against the Company; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; other factors referenced in our filings with the Securities and Exchange Commission; and any other factors that may affect performance. In addition, certain forward-looking statements contained in this report relate to the Company’s acquisition of American Medical Instruments Holdings, Inc. and the related transactions, including the incurrence of approximately $600 million of indebtedness to finance the acquisition.  There can be no assurance that (i) the operational and other synergies, (ii) the projected or expected financial or commercial benefits, or (iii) the potential for future product sales or product development activities related to the acquisition will be realized in the amounts or times contemplated.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

May 9, 2006

By

/s/ K. Thomas Bailey

Name: K. Thomas Bailey

Title:   Chief Financial Officer

Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC.

For the three months ended March 31, 2006

(All amounts following are expressed in U.S. dollars unless otherwise indicated.)

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis (“MD&A”), dated May 3, 2006, provides an update to the MD&A for the year ended December 31, 2005 and should be read in conjunction with our unaudited consolidated financial statements for the three months ended March 31, 2006 and our audited consolidated financial statements for the year ended December 31, 2005, both of which have been prepared in accordance with U.S. generally accepted accounting principles and the rules and regulations of the United States Securities and Exchange Commission for the presentation of interim financial information. Additional information relating to our Company, including our 2005 audited consolidated financial statements and 2005 Annual Information Form (“AIF”), is available by accessing the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.

Forward-Looking Statements and Cautionary Factors That May Affect Future Results

Statements contained in this report or in our other written or oral public communications that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2006 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technology changes that impact our existing products or our ability to develop future products; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon, and relationships with, strategic alliance partners to develop and commercialize products and services based on our work; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; other factors referenced in our AIF and other filings with the applicable Canadian securities regulatory authorities or the Securities and Exchange Commission; and any other factors that may affect performance. In addition, the actual results expressed or implied by certain forward-looking statements contained in this report may be affected by our acquisition of American Medical Instruments Holdings, Inc. (“AMI”) which we completed on March 23, 2006, and the related transactions. There can be no assurance that (i) the operational and other synergies, (ii) the projected or expected financial or commercial benefits, or (iii) the potential for future product sales or product development activities, all related to the acquisition of AMI, will be realized in the amounts or times contemplated.

In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to successfully complete preclinical and clinical development of our products; the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; the competitive environment and impact of technological change; the continued availability of capital to finance our activities; our ability to integrate into our business the operations of AMI; and, our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI.

In addition, the forward-looking statements contained in this report are based upon a number of material assumptions, all of which we believe are reasonable, including, but not limited to assumptions related to the following: general economic and business conditions remaining stable; royalties payable to us derived from sales by Boston Scientific Corporation of coronary stent systems that incorporate the drug paclitaxel remaining stable; the financial and other representations made to us by AMI being accurate and complete; our ability to integrate AMI into our operations, including our ability to apply our drugs and technologies to AMI’s medical devices; our ability to realize operational and other synergies related to our acquisition of AMI in the times and amounts contemplated; our ability to realize projected or expected financial or commercial benefits from our acquisition of AMI; our level of indebtedness and the interest rate applicable to our indebtedness and the level of cash flows we will utilize to service our indebtedness remaining stable; tax rates within the jurisdictions we operate remaining stable; our future product and drug development activities and clinical development processes being realized in the times and for the amounts contemplated; our continued ability to raise additional funds through debt equity offerings in the North American capital markets on acceptable terms; Canadian/US currency rates remaining stable; and, our ability to protect the intellectual property used by us, and our ability to respond to our competitors.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

Business Overview

We are a specialty pharmaceutical company focused on the development of technologies that improve the performance of medical devices and the outcomes of surgical procedures.  Our technologies include various drugs, drug delivery and surface modification materials and other medical biomaterials designed to be applied across a range of medical devices and technologies, surgical procedures and medical disciplines.  Our strategy is to use these various technologies to create novel, proprietary medical device and locally administered pharmaceutical products that are intended to reduce side effects, shorten hospital stays, convert open surgical procedures to minimally invasive surgical procedures or that make medical devices easier for a physician to use.

Medical device implants often fail to provide the desired treatment outcome due to side effects that occur when a device is implanted.  Similar side effects also often occur in response to a surgical intervention or acute injury or trauma.  These side effects may include scarring, inflammation, cell proliferation, pain, infection, tumor cell growth or recurrence, or other tissue overgrowth.  We use our drug screening capabilities to identify pharmaceutical compounds that address the underlying biology of scar formation, cell proliferation and inflammation, infection and local tumor cell or tissue overgrowth. Once an appropriate drug has been identified, we utilize our portfolio of biomaterials, surface modification and drug delivery technologies to develop proprietary methods to enable the drug to be released from a medical device or surgical implant. Upon identification and development of a product candidate, in selected cases, we utilize our clinical and product development expertise to study our product candidates in human clinical trials, with the objective of receiving regulatory approval to market and sell our product candidates in various geographies, currently with a focus on North America and the European Union.

On March 23, 2006 we completed the acquisition of 100% of the equity of privately held AMI, a leading independent manufacturer of specialty, single-use medical devices mainly for the interventional radiology, vascular surgery and general surgery markets. AMI generates substantial revenue from sales of its broad product line and from selected products manufactured for other medical device company customers.

As a complement to our existing strategy of establishing product development and marketing partnerships, we expect to utilize AMI’s direct sales and distribution resources to market and sell certain of our existing approved products, as well as potentially manufacture certain of our product candidates currently undergoing human clinical trials. We also expect to apply many of our various drug, drug delivery and surface modification technologies to many of AMI’s medical devices in order to potentially improve the performance, ease of use or safety of these devices, or the outcomes of the medical procedures in which they are used. We believe applying our technologies to products and product candidates that are owned by us, in addition to providing technology to partners, may enhance returns on our research and development initiatives by enabling us to capture the substantial majority of the potential revenue from improvements in market share or market opportunity for these products and product candidates.

Our principal revenues from our inception through first quarter of 2006 are royalties derived from sales by Boston Scientific Corporation (“BSC”) of coronary stent systems incorporating the drug paclitaxel.  Royalties derived from sales of paclitaxel-eluting stent systems represented 94% of our gross revenues for the quarter ended March 31, 2006 and 92% of our gross revenues for the year ended December 31, 2005.  With the completion of the acquisition of AMI, we expect to generate significant revenue from direct product sales as a complement to our royalty revenue derived from sales by our partners of TAXUS® coronary stents and other products. Giving effect to the acquisition of AMI, on a pro forma basis for the year ended December 31, 2005, we generated combined revenue of $374.3 million and combined revenue of $81.2 million for the first quarter of 2006. Our significant commercial products and ongoing clinical and preclinical programs as described in our MD&A and AIF for the year ending December 31, 2005 are substantially unchanged, except as described below.

Recent Developments

Clinical Programs

Adhibit™ Program – Myomectomy

In 2004, we completed enrolment of a human clinical study in Europe designed to evaluate the safety and efficacy of our non drug-loaded Adhibit™ adhesion prevention product.  Our European clinical study enrolled 71 patients and was designed to evaluate the safety and efficacy of Adhibit for the reduction of surgery-induced scars (adhesions) that can occur after a procedure to remove fibroids from the uterus (myomectomy surgery). In September 2005, we announced that the incidence of patients who suffered from adhesions was greater in the group receiving the current standard of care (control group) as compared to the treatment group receiving Adhibit (65.0 % vs. 33.3%).  Safety data also indicated fewer adverse events occurring in the group treated with Adhibit than in the control group.  In April 2006, we announced additional data from this study at the European Congress of Obstetrics and Gynecology in Torino, Italy. The data indicated that the use of Adhibit reduced post-operative adhesion formation as measured by the modified American Fertility Society (mAFS) score, a scoring system that factors in both the extent and tenacity of adhesions. Patients in the group that were treated with Adhibit experienced a statistically significant reduction in their mAFS score when compared with those in the Control group.

Acquisitions

American Medical Instruments Holdings, Inc.

As described above, on March 23, 2006, we completed the acquisition of 100% of the equity of AMI for approximately $787.9 million in cash subject to post-closing adjustments. Concurrently, we completed an offering of $250 million in aggregate principal amount of senior subordinated notes due in 2014 in a private placement transaction, and entered into a $425 million senior secured credit facility consisting of a $350 million term facility maturing in 2013 and a $75 million revolving credit facility. The net proceeds from the sale of the $250 million 7.75% senior subordinated notes and the $350 million term loan, as well as cash on hand, were used to finance the acquisition. We have not drawn any of the $75 million revolving credit facility.

AMI manufactures and markets a wide range of single use, specialty medical devices through two major divisions: the InterV division, with products focused primarily on interventional radiology, vascular surgery and tumor biopsy, and the Surgical Specialties division, with products focused primarily on general surgery, ophthalmology and aesthetic surgery. Both of these divisions have surgeon-focused direct sales and distribution resources in the United States and the European Union as well as significant specialized medical device manufacturing operations.  For the year ended December 31, 2005, AMI generated revenue of $174.7 million.

The AMI acquisition was accounted for using the purchase method of accounting. The assets and liabilities of AMI were included in our consolidated financial statements from March 23, 2006, the date of acquisition.  Total consideration of $796.2 million, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on preliminary fair values at the date of acquisition resulting in identifiable intangible assets of $212.2 million and goodwill of $582.0 million.  The purchase price allocation is expected to be finalized in the second quarter of 2006 upon completion of a formal third party valuation.

Because the acquisition of AMI occurred near the end of the quarter ended March 31, 2006, management has not completed an assessment of the disclosure controls and procedures for AMI. At this time, management is not aware that the disclosure controls and procedures for AMI are ineffective, but management has not been involved in the design, establishment or maintenance of the disclosure controls and procedures for AMI. As a result, at the time of this report, management is unable to certify that there are disclosure controls and procedures in place at AMI that can provide reasonable assurance that material information relating to AMI is made known to management. It is anticipated that management would be in a position to certify to such disclosure controls and procedures by December 31, 2006.

Collaboration, License and Sales and Distribution Agreements

In connection with our research and development efforts, we have entered into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, regulatory approval, manufacturing, marketing and commercialization of our product candidates.  Terms of the various license agreements may require us, or our collaborators, to make milestone payments upon achievement of certain product development and commercialization objectives and pay royalties on future sales of commercial products, if any, resulting from the collaborations.  For a summary of our most significant agreements, refer to our MD&A for the year ended December 31, 2005.  During the quarter ended March 31, 2006, we entered into or modified the following additional agreements:

Collagen Matrix Technologies Inc.

In March 2006, through our subsidiary Surgical Specialties Corporation (“SSC”) acquired as part of the AMI transaction, we entered into a development, license and distribution agreement with Collagen Matrix Technologies, Inc. (“CMT”) appointing SSC to be the exclusive worldwide distributor of CMT's Dermalogen™ products for use in aesthetic surgery and dermatology procedures for an initial term of two years.  Dermalogen is an injectable, collagen-based dermal filler that can be used for the correction of wrinkle lines and for the removal or improvement of scars caused by trauma, surgery or acne.  In connection with the agreement, we have committed to fund up to $1 million of development costs and will be required to pay future sales milestones and royalties to CMT over a fifteen year royalty term, including an upfront advance royalty of $250,000 which is creditable against future royalties.  CMT will be responsible for manufacturing and, once regulatory approval is obtained, CMT will sell the finished product to us at a fixed price.  Manufacturing responsibilities may be transferred to us upon the agreement of the parties.

Orthovita, Inc.

In March 2006, we entered into a revised license agreement with Orthovita, Inc. (“Orthovita”).  In June 2004, we entered into an exclusive North American sales and distribution agreement with Orthovita with respect to our VITAGEL™ surgical haemostat product.  The revised license agreement extends and expands the terms of our prior agreement with Orthovita.  Upon completion of the sale of VITAGEL products in inventory, which Orthovita purchased from us in the fourth quarter of 2005, the original sales and distribution agreement will be terminated and the revised license agreement will represent the sole agreement governing the relationship between us and Orthovita.  The key terms of the revised license agreement include the completion of the contractual transfer of manufacturing responsibilities from us to Orthovita, the extension of the contract term from 2009 to 2014, the expansion of distribution rights to Orthovita to include Europe and the rest of world, the retention by Orthovita of worldwide exclusive rights in the field of orthopaedic indications through 2014 and co-exclusive rights outside the field of orthopedics beginning in 2007.  Beginning in 2007, under terms of our revised agreement, we may distribute our own brand of the VITAGEL surgical haemostat formulation on a co-exclusive basis outside the field of orthopedics. Under the revised agreement, we have continued to retain exclusive rights to any drug-loaded version of the VITAGEL product.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").  These accounting principles require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses.  We believe that the estimates and assumptions upon which we rely are reasonable and are based upon information available to us at the time the estimates and assumptions were made. Actual results could differ from our estimates.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results are described below:

Revenue recognition

We recognize royalty revenue once the amount is determinable, there is reasonable assurance of collection and there are no further obligations with respect to the royalty revenue.  Accordingly, we record royalty revenue derived from BSC’s sales of paclitaxel-eluting coronary stent systems upon receipt, which results in a one quarter lag between the time we record royalty revenue and the time the associated sales were recorded by BSC.   We expect to continue to record royalty revenue on a one quarter lag basis until such time as royalty revenue can be estimated with a sufficient degree of certainty.

Product sales revenue is recognized when a product is shipped to the customer provided we have not retained any significant risks of ownership or future obligations with respect to the product shipped.  Revenue from product sales is recognized net of provisions for returns and allowances.  These provisions are estimated and recorded in the same period as the related product sales and have historically not been significant.

License fees are comprised of initial payments and milestone payments from collaborative licensing arrangements.  Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when we have no further involvement or obligation to perform under the arrangement.  Initial payments and milestone payments for which we have ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement, which varies by each arrangement.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs.  Research and development costs, including in-process research and development and medical technologies used solely in research and development activities and with no alternative future use, are expensed in the period incurred.  For the quarter ended March 31, 2006 we incurred research and development costs of $9.5 million and in-process research and development costs of $1.0 million compared to $7.5 and $1.0 for the quarter ended March 31, 2005, respectively.

Goodwill

Goodwill is tested for possible impairment at least annually and whenever changes in circumstances occur that would indicate an impairment in the value of goodwill.  When the carrying value of a reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.  Circumstances that could trigger an impairment include adverse changes in legal or regulatory matters, technological advances, decreases in anticipated demand and unanticipated competition.  There were no impairment charges recorded during the quarters ended March 31, 2006 and 2005.

Intangible assets

Our identifiable intangible assets are primarily comprised of technologies acquired through our business combinations.  Intangible assets also include in-licensed proven medical technologies.  We amortize intangible assets on a straight-line basis over the estimated life of the technologies, which range from two to ten years depending on the circumstances and the intended use of the technology.  We determine the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition.  We review the carrying value of our intangible assets for impairment at least annually and whenever there has been a significant change in any of these factors listed above.  A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.  There were no impairment charges recorded during the quarters ended March 31, 2006 and 2005.

Short and long-term investments

We invest our excess cash balances in short-term securities, principally investment grade commercial debt and government agency notes.  As part of our strategic product development efforts, we also invest in equity securities of certain companies with which we have collaborative agreements. Prior to entering the long-term debt agreements on March 23, 2006, we also invested in long-term securities with maturities of no more than three years. At March 31, 2006, substantially all of our securities were classified as available-for-sale and accordingly, were recorded at fair market value with unrealized gains and losses included in other comprehensive income (loss) in shareholders’ equity.  Realized gains and losses and any declines in value that are judged to be other-than-temporary are reported in other expenses.

We also invest in equity securities of certain companies whose securities are not publicly traded and for which fair value is not readily available.  These investments are recorded using the cost method of accounting and are tested for impairment by reference to anticipated undiscounted cash flows expected to result from the investment, the results of operations and financial position of the investee, and other evidence supporting the net realizable value of the investment.

There were no investment write-downs recorded during the quarter ended March 31, 2005. A loss on redemption of long-term, available for sale securities of $1.5 million was recorded in March 2006 due to early redemption of long-term investments for proceeds required to fund a portion of the AMI acquisition.

Stock-based compensation

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards Board (“SFAS”) No. 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation.  SFAS 123(R) requires us to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period. We use the Black-Scholes option pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise.  Changes to any of these assumptions, or the use of a different option pricing model (such as the binomial model), could produce different fair value for stock-based compensation, which could have a material impact on our earnings.  For the quarter ended March 31, 2006, pursuant to the provisions of SFAS 123 (R), we applied the modified-prospective transition method and we recorded stock-based compensation expense of $1.1 million, including a cumulative adjustment reducing stock-based compensation expense of $0.4 million related to estimated forfeitures as required under the new standard, compared to total stock-based compensation expense of $2.0 million for the quarter ended March 31, 2005. As of March 31, 2006, there was $11.0 million and $6.6 million of total unrecognized compensation cost related to nonvested stock options granted under the Angiotech Plan and the AMI Stock Option Plan, respectively. These costs are expected to be recognized over a weighted average period of 2.5 and 6.0 years, respectively.

Income tax expense

Income taxes are accounted for under the liability method.  Deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carry forwards.  A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to be unrealized.  Deferred tax assets and liabilities are measured using the enacted tax rates and laws.

Significant estimates are required in determining our provision for income taxes. Some of these estimates are based on interpretations of existing tax laws or regulations.  Our effective tax rate may change from period to period based on the mix of income among different foreign jurisdictions in which we operate, changes in tax laws in these jurisdictions, and changes in the amount of valuation allowance recorded.

Results of Operations

Overview

The following discussion and analysis of results from our operations excludes the financial results from our subsidiaries NeuColl, Inc., MCTec Holding BV and MCTec BV which are reported as discontinued operations (see “Results of Operations - Discontinued Operations”).  All discussions and analyses pertain to continuing operations only, unless otherwise noted.  The results from all prior periods have been restated to conform to this presentation.

Due to the timing of the acquisition of AMI in relation to the March 31, 2006 reporting period, the net earnings of AMI for the period from March 23 to March 31, 2006 did not significantly impact our current period earnings and will be included in the net earnings for the second quarter of 2006.

We currently operate in one reportable segment: drug-eluting medical devices and biomaterials.  Our chief operating decision-makers currently review our operating results on an aggregate basis and manage our operations as a single operating segment.  It is anticipated that additional reportable segment(s) may be created after March 31, 2006 as a result of the AMI acquisition.

(in thousands of U.S.$, except per share data)	Three months ended March 31,
	2006	2005

Revenues	41,945	55,680
Operating income	11,960	29,431
Other income	409	1,401
Income for the period from continuing operations before income taxes	12,369	30,832
Income tax expense	4,389	11,598
Net income for the period from continuing operations	7,980	19,234
Loss for the period from discontinued operations, net of income taxes	(445)	(406)
Net income for the period	7,535	18,828

Basic net income (loss) per common share:
Continuing operations	0.09	0.23
Discontinued operations	-	(0.01)
Total	0.09	0.22
Diluted net income (loss) per common share:
Continuing operations	0.09	0.23
Discontinued operations	-	(0.01)
Total	0.09	0.22

For the quarter ended March 31, 2006, we recorded net income from continuing operations of $8.0 million ($0.09 basic net income per share) compared to net income from continuing operations of $19.2 million ($0.23 basic net income per share) for the quarter ended March 31, 2005.  Net income from continuing operations decreased by $11.2 million when compared to the same quarter in the prior year primarily due to lower royalty revenue derived from BSC’s sales of paclitaxel-eluting coronary stent systems, a decrease in revenue from out-licensing transactions  and an increase in operating expenditures.

Revenues

(in thousands of U.S.$)	Three months ended March 31,
	2006	2005
Royalty revenue – paclitaxel-eluting stents	39,368	50,022
Royalty revenue – other	1,722	1,252
Product sales	802	1,058
License fees	53	3,348
	41,945	55,680

Royalty revenue derived from sales of paclitaxel-eluting coronary stent systems by BSC was $39.4 million for the quarter ended March 31, 2006 compared to $50.0 million for the same quarter in the prior year.  The decrease in royalty revenues was a result of lower sales of paclitaxel-eluting stents by BSC and a 2% reduction, from 11% to 9%, in our top royalty rate earned on certain sales after BSC achieved certain revenue thresholds in 2005.  Other royalty revenue for the quarter ended March 31, 2006 was generated from license agreements related to our other commercial products.

As described in the revenue recognition accounting policy, we currently record royalty revenue derived from paclitaxel-eluting coronary stent system sales upon receipt, which results in a one quarter lag between the time we record our royalty revenue and the time the associated sales were recorded by BSC.  The average gross royalty rate earned in the quarter ended March 31, 2006 on BSC’s sales for the period October 1, 2005 to December 31, 2005 was 7.9% for sales in the U.S. (as compared to 8.6% in the quarter ended March 31, 2005) and 6.3% for sales in other countries (as compared to 6.6% in the quarter ended March 31, 2005).  Total paclitaxel-eluting stent royalty revenue received to date has averaged approximately 7.4% of the eligible drug-eluting stent system net sales revenue recorded by BSC and Cook in the U.S., Europe and other world markets.

For the quarter ended March 31, 2006, sales of our other commercial products were comparable to the same quarter in the prior year and license fees decreased by $3.3 million when compared to the same period in the prior year.  In 2005, we recognized license revenue, in the form of warrant consideration, from an out-licensing transaction with CABG Medical, Inc, with estimated fair value of $3.3 million whereas no such revenue was recognized in the current quarter.

In 2006 we anticipate that a significant portion of our revenue will continue to be in the form of royalties derived from BSC’s paclitaxel-eluting coronary stent system sales. However, as a result of the AMI acquisition, we anticipate that, for the final three quarters of 2006 and beyond, a significant portion of our revenue will also be derived from a combination of direct sales of AMI products and the manufacture of certain products for third parties.

Expenditures

(in thousands of U.S.$)	Three months ended March 31,
	2006	2005
License and royalty fees	6,513	7,999
Cost of goods sold	634	945
Research and development	9,488	7,498
Selling, general and administrative	10,142	6,548
Depreciation and amortization	2,166	2,259
In-process research and development	1,042	1,000
	29,985	26,249

Due to the AMI acquisition, we expect that our expenses during the remainder of 2006 will also include significant increases in cost of goods sold, and selling, general and administrative expenses as a result of the nature of AMI’s businesses.

License and royalty fees on royalty revenue

License and royalty fee expenses include license and royalty payments due to certain of our licensors, primarily as a result of paclitaxel-eluting coronary stent system royalty revenue received from BSC.  The decrease in this expense in the quarter ended March 31, 2006 when compared to the same quarter in the prior year reflects the decrease in our royalty revenue.  We expect license and royalty fee expense to continue to be significant in 2006, as royalty fee expense is directly related to expected royalty revenue.

Cost of goods sold

Our gross margin was 21% for the quarter ended March 31, 2006 compared to 11% for the same quarter in the prior year. The increase in gross margin can be primarily attributed to the absence of costs related to manufacturing of our VITAGEL surgical haemostat product as transfer of VITAGEL™ manufacturing to Orthovita was completed during the current quarter.  We expect that cost of goods sold will increase significantly during the remainder of 2006 due to the acquisition of AMI.

Research and development

Our research and development expense is comprised of costs incurred in performing research and development activities, including salaries and benefits, clinical trial and related clinical manufacturing costs, contract research costs, patent procurement costs, materials and supplies, and operating and occupancy costs. Our research and development activities occur in two main areas:

(i) Discovery and preclinical research - Our discovery and preclinical research efforts are divided into several distinct areas of activity, including screening and evaluation of pharmaceuticals, evaluation of mechanism of action of pharmaceuticals and filing patents related to our discoveries.  Programs that appear to offer potential medical benefits are subsequently evaluated in laboratory preclinical studies to evaluate their safety, pharmacology and efficacy.  Based on the results of preclinical studies, specific programs may be selected to advance to clinical research and development, with the objective of achieving regulatory approval of a product candidate for human medical use.  The costs associated with discovery and preclinical research primarily include internal labour costs and third party expenses associated with conducting preclinical studies.  We plan to continue to expand these efforts in 2006.

(ii) Clinical research and development - Clinical research and development refers to internal and external activities associated with clinical studies of product candidates in humans, and advancing clinical product candidates towards a goal of obtaining regulatory approval to manufacture and market these product candidates in various geographies.  For any of our clinical trials, expenditures and results are generally affected by the time required to fully enrol patients in a study, the length of follow up required to measure efficacy and safety, the time required for data analysis and the submission deadlines for presentations at medical conferences.  The costs associated with these activities are primarily internal labour, external third party clinical research organization costs and physician and direct patient treatment related expenditures.  We expect clinical trial expenditures to increase in 2006 as we plan to commence new trials based on current preclinical activities and progress current clinical trials into new phases and locations.

Research and development expenses by project for the quarters ended March 31, 2006 and 2005 were as follows:

(in thousands of U.S.$)	Three months ended March 31,
	2006	2005

Discovery and pre-clinical research	6,190	4,804

Ongoing clinical programs:
Vascular Wrap™ Paclitaxel-Eluting Mesh	1,127	788
Anti-infective Central Venous Catheter	2,083	-
Adhibit™ Adhesion Prevention Gel - Myomectomy	11	315
	3,221	1,103

Concluded clinical programs	114	527

Approved products	2	150
Angiotech BioMaterials Corp. consolidation	-	212
Stock-based compensation	454	1,201
Less: Depreciation, amortization and intercompany charges allocated to projects above	(426)	(390)
Total research and development	9,555	7,607
Less: Research and development relating to discontinued operations	(67)	(109)
Total research and development relating to continuing operations	9,488	7,498

Research and development expenditures for the quarter ended March 31, 2006 consisted of salaries and benefits of $4.2 million (including stock-based compensation of $0.5 million), external clinical trial costs of $1.5 million, patent procurement costs of $1.2 million, preclinical studies and contract research costs of $0.6 million, and other research and development operating costs which include lab supplies, travel, occupancy and other costs of $2.0 million.

Total research and development expenditures for the quarter ended March 31, 2006 increased by $2.0 million when compared to the same quarter in the prior year.  The increase was primarily due to an increase in clinical trial related expenses of $0.9 million relating to our CVC and Vascular Wrap™ programs and an increase in salaries and benefits (including stock-based compensation) of $0.6 million due to the hiring of additional personnel to support the continued progress of our research and development programs.

We expect to continue to incur substantial research and development expenses in the future due to the continuation and expansion of our research and development programs, potential technology in-licensing and regulatory related expenses, preclinical testing of various products under development and the planned initiation and continuation of various human clinical studies in 2006. There will also be incremental costs associated with hiring of additional research and development personnel to support the continued progress of our research and development programs.  Success of any clinical program may increase overall research and development expenditures due to the expansion or acceleration of the clinical program.  We may also incur additional research and development expenses in the future related to combining our technologies with AMI’s existing products.

Selling, general and administrative expenses

Total selling, general and administrative expenditures for the quarter ended March 31, 2006 increased by $3.6 million compared to the same quarter in the prior year. The higher expenditures were primarily due to an increase in professional service fees of $3.0 million, arising from an increase in certain patent and litigation related activities, and an increase in salaries and benefits of $0.5 million reflecting an increase in the number of employees required to support our growing operations.

In 2006, we expect that selling, general and administrative expenses will increase substantially compared to 2005 primarily due to the acquisition of AMI. Expenditures could fluctuate depending on potential acquisition and in-licensing transactions that we may undertake and the extent of legal efforts required to support and defend our intellectual property portfolio.

Depreciation and amortization

Depreciation and amortization expense for the quarter ended March 31, 2006 included depreciation of property and equipment of $0.6 million and amortization of licensed technologies and identifiable intangible assets purchased through business combinations of $1.6 million.  The total amount of depreciation and amortization expense for the quarter ended March 31, 2006 was comparable to the same quarter in the prior year.

In 2006, we expect depreciation and amortization expense to increase significantly due to amortization on identifiable assets acquired in the AMI acquisition and depreciation on AMI’s operating fixed assets.

In-process research and development

We record in-process research and development expense (“IPR&D”) relating to acquired or in-licensed technologies that are at an early stage of development and have no alternative future use.  We recorded IPR&D expense of $1.0 million in both the current quarter and the same quarter in the prior year as a result of license milestone payments made to Poly-Med, Inc. in accordance with a license agreement. We expect to have further in-process research and development expenditures in future periods as we continue to in-license or acquire early stage technologies.

Other Income (Expense)

(in thousands of U.S.$)	Three months ended March 31,
	2006	2005
Foreign exchange gain (loss)	171	(428)
Investment and other income	2,704	1,829
Interest expense	(989)	-
Loss on redemption of investments	(1,477)	-
	409	1,401

The net foreign exchange gain/loss for the quarters ended March 31, 2006 and 2005 were primarily the result of changes in the U.S. to Canadian dollar exchange rate when translating our Canadian dollar denominated cash, cash equivalents and short-term investments to U.S. dollars at period end.  We continue to hold Canadian dollar denominated cash, cash equivalents and short-term investments to meet our anticipated Canadian dollar operating and capital expenditure needs in future periods, including potential acquisitions and in-licensing transactions.  We do not use derivatives to hedge against exposures to foreign currency arising from our balance sheet financial instruments and therefore are exposed to future fluctuations in the U.S./Canadian dollar exchange rate.

Investment and other income for the quarter ended March 31, 2006 increased when compared to the same quarter in the prior year due to a higher cash balance available for investment and higher investment yields earned.  The average investment yield for the quarter ended March 31, 2006 was 3.9% compared to 2.3% for the same quarter in the prior year.  We also incurred a loss on redemption of certain investments of $1.5 million as we redeemed certain of our long-term investments prior to maturity during the quarter in order to use a portion of our excess cash resources to finance the acquisition of AMI.

During the quarter ended March 31, 2006, we incurred interest expense of $1.0 million on our long-term debt obligations for the nine days from March 23, 2006, the date the debt was issued, until March 31, 2006.

Income Tax

Income tax expense for the quarter ended March 31, 2006 was $4.4 million compared to $11.6 million for the same quarter in the prior year.  The current period expense consisted of current and deferred income tax expense of $4.5 million on income from Canadian operations, a deferred income tax recovery of $0.3 million on the amortization of intangible assets and other miscellaneous tax expense items of $0.2 million.  For the quarter ended March 31, 2005, income tax expense consisted of current and deferred income tax expense of $12.0 million on income from Canadian operations, a deferred income tax recovery of $0.4 million on the amortization of intangible assets.

Discontinued Operations

In 2005, we completed the sale of our Dutch subsidiaries and decided to close down the offices of our subsidiary, NeuColl, Inc., and to terminate its distribution agreements.  Accordingly, we reported the results of operations relating to these entities as discontinued operations, for the current and prior periods, in our Consolidated Statement of Income.  For the quarter ended March 31, 2006, we incurred additional operating expenses relating to the closure of NeuColl which we recorded as discontinued operations as follows:

	Three months ended March 31,
(in thousands of U.S.$)	2006	2005

Revenues	-	1,031
Operating (loss)	(434)	(539)
Other income (expenses)	(11)	(36)
Loss before income taxes	(445)	(575)
Income tax recovery	-	169
Net loss from discontinued operations	(445)	(406)

Summary of Quarterly Results

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight quarters.  This data has been derived from our unaudited quarterly consolidated financial statements, which were prepared on the same basis as the annual audited consolidated financial statements.  These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2005 and December 31, 2004.

	Quarter ended
(in thousands of U.S.$, except per share data)	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005

Total revenues	41,945	43,846	47,891	52,231
Operating income (loss)	11,960	(41,050)	20,815	22,132
Net income (loss) for the period from continuing operations	7,980	(42,720)	16,325	15,565
Net income (loss) for the period	7,535	(51,260)	15,925	15,320

Basic income (loss) per share:
Continuing operations	0.09	(0.51)	0.19	0.19
Discontinued operations	-	(0.10)	-	-
Total	0.09	(0.61)	0.19	0.19
Diluted income (loss) per share:
Continuing operations	0.09	(0.51)	0.19	0.18
Discontinued operations	-	(0.10)	-	-
Total	0.09	(0.61)	0.19	0.18

	Quarter ended
(in thousands of U.S.$, except per share data)	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004

Total revenues	55,680	59,358	43,007	12,772
Operating income (loss)	29,431	32,228	22,387	(9,384)
Net income (loss) for the period from continuing operations	19,234	41,933	26,768	(9,414)
Net income (loss) for the period	18,828	41,481	26,619	(9,450)
Basic income (loss) per share:
Continuing operations	0.23	0.50	0.32	(0.11)
Discontinued operations	(0.01)	(0.01)	-	-
Total	0.22	0.49	0.32	(0.11)
Diluted income (loss) per share:
Continuing operations	0.23	0.49	0.31	(0.11)
Discontinued operations	(0.01)	(0.01)	-	-
Total	0.22	0.48	0.31	(0.11)

Summary of Quarterly Results

The primary factors and trends that have caused variations in our quarterly results are as follows:

(i)   Royalty Revenue from BSC – After receiving regulatory approval from the FDA in March 2004, BSC began selling its TAXUS paclitaxel-eluting stent system in the U.S., resulting in a substantial increase in sales and, consequently, higher royalties paid to us.  Our royalty revenues received from BSC, based on sales of paclitaxel-eluting stent systems, increased from approximately $4 million in the quarter prior to FDA approval to approximately $40 to $50 million per quarter starting in the third quarter of 2004 when we received our first substantial royalty payment.  In the third quarter of 2005, royalty revenue from BSC began to decrease due to a 2% reduction in our top royalty rate earned on certain sales by BSC, from 11% to 9%, as a result of BSC achieving certain revenue thresholds in 2005 and a reduced amount of paclitaxel-eluting stent sales by BSC as compared to prior quarters.

(ii)  In-process research and development expense – The amount of IPR&D expense recorded in each quarter depends on the timing of acquisitions and transactions with research and development collaborators.  As these expenses are often significant when compared to other operating expenditures, the results in any quarter could be materially affected by the timing of such expenses.  In the fourth quarter of 2005, we recorded IPR&D of $54.0 million relating to our investment and collaboration transaction with CombinatoRx, Incorporated and our acquisition of Afmedica, Inc., resulting in a net loss for the quarter, and in the second quarter of 2004, we recorded IPR&D of $6.4 million relating to our license agreement with Poly-Med, Inc., increasing the loss for the quarter.

(iii)  Income tax expense – Prior to 2005, we had sufficient loss carry forwards and tax credits available to apply against taxable income such that we did not record a net tax expense in any jurisdiction in which we operated.  Upon becoming taxable in 2005, we began recording a quarterly provision for income taxes resulting in a reduction in net income in each quarter.  Significant estimates are required in determining our provision for income taxes.  Our effective tax rate may change from quarter to quarter based on the mix of income among different foreign jurisdictions in which we operate, changes in tax laws in these jurisdictions, and changes in the amount of valuation allowance recorded.

(iv)  Other factors – Our results may also be affected by fluctuations in research and development expenses and in selling, general and administrative expenses from quarter to quarter due to our continued expansion of our research and development programs, increases in legal efforts required to support our intellectual property portfolio and increases in employee numbers required to support our growing operations.

Liquidity and Capital Resources

On March 23, 2006, concurrent with our acquisition of AMI, we completed an offering of $250 million in aggregate principal amount of senior subordinated notes due in 2014 in a private placement transaction, and entered into a $425 million senior secured credit facility consisting of a $350 million term facility maturing in 2013 and a $75 million revolving credit facility.  No amounts of the $75 million credit facility were drawn.  The net proceeds from the sale of the $250 million 7.75% senior subordinated notes due 2014 and the $350 million term loan, as well as cash on hand, were used to finance the AMI acquisition.  The significant terms relating to our senior subordinated notes and senior secured credit facility are described below.  Prior to the AMI acquisition, our principal sources of liquidity were cash provided by operations and issuance of common stock.

At March 31, 2006, we had working capital of $145.7 million and cash resources of $134.9 million, consisting of cash, cash equivalents and available-for-sale debt securities. In aggregate, our cash resources decreased by $189.5 million from $324.4 million at December 31, 2005 primarily due to the use of cash to finance the AMI acquisition.  These cash resources, in addition to cash generated from operations, are used to support our continuing clinical studies, research and development initiatives, working capital requirements and for general corporate purposes.  We may also use our cash resources and borrowings under our senior secured credit facility to fund acquisitions of, or investments in, businesses, products or technologies that expand, complement or are otherwise related to our business.

We believe that our existing principal sources of liquidity are sufficient to satisfy the funding of current product development programs, contractual obligations, and other operating and capital requirements, including debt servicing requirements and other potential acquisitions and in-licensing of technologies, on both a short-term and long-term basis.  The amounts of expenditures that will be necessary to execute our business plan are subject to numerous uncertainties, which may adversely affect our liquidity and capital resources to a significant extent and may require us to raise additional funds through debt or equity offerings.

Cash Flow Highlights

(in thousands of U.S.$)	Three months ended March 31,
	2006	2005

Cash provided by (used in) operating activities	(1,308)	19,133
Cash used in investing activities	(569,561)	(46,208)
Cash provided by financing activities	590,572	1,655
Net increase (decrease) in cash and cash equivalents	19,703	(25,420)
Cash and cash equivalents, end of period	81,866	92,824

Cash Flows from Operating Activities

Cash used by operating activities for the quarter ended March 31, 2006 was $1.3 million compared to cash provided by operating activities of $19.1 million for the quarter ended March 31, 2005.  For the current quarter, cash used by operating activities was derived from royalties received from BSC of $39.4 million and other revenues of $2.5 million, offset by operating expenses of $27.8 million and net changes in non-cash working capital items that used cash of $13.9 million, primarily due to payment of accounts payable and accrued liabilities and income taxes.  For the quarter ended March 31, 2005, cash provided by operating activities was derived from royalties received from BSC of $50.0 million and other revenues of $3.3 million, offset by operating expenses of $26.5 million.  There were also net changes in non-cash working capital items that used cash of $7.8 million for the quarter ended March 31, 2005, primarily due to payment of accounts payable and accrued liabilities.

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended March 31, 2006 was $569.6 million compared to net cash used of $46.2 million for the same quarter in the prior year.   For the quarter ended March 31, 2006, the use of cash was primarily due to the use of $774.2 million of cash, net of cash acquired, to acquire AMI, partially offset by proceeds from net redemption of investments of $205.8 million.  Net cash used by investing activities for quarter ended March 31, 2005 of $46.2 million was primarily due to purchases of short-term and long-term investments, net of proceeds from redemptions.

We invest our excess cash balances in short-term marketable securities, principally investment grade commercial debt and government agency notes. The primary objectives of our marketable securities portfolio are liquidity and safety of principal.  Investments are made with the objective of achieving the highest rate of return while preserving our two primary objectives. Our investment policy limits investments to certain types of instruments issued by institutions primarily with investment grade credit ratings and places restrictions on maturities and concentration by type and issuer.  Short-term investments have maturity dates to October 27, 2006. At March 31, 2006, we retained $33.7 million (CDN $39.4 million) denominated in Canadian dollars in order to meet our anticipated Canadian operating and capital expenditures in future periods.

Cash Flows from Financing Activities

Net cash provided by financing activities for the quarter ended March 31, 2006 of $590.6 million was primarily due to proceeds from the sale of our senior subordinated notes of $250 million and borrowings under our senior secured credit facility of $350 million, partially offset by debt issuance costs of $12.5 million. Employees exercised 359,685 stock options during the quarter ended March 31, 2006 for cash proceeds of $3.1 million compared to 154,561 stock options during the quarter ended March 31, 2005 for cash proceeds of $1.7 million.

Credit Facility

On March 23, 2006, we entered into a $425 million senior secured facility which includes a $350 million senior secured term loan maturing March 23, 2013 and a senior secured $75 million revolving senior secured credit commitment maturing March 23, 2011.  Borrowings under this credit facility are comprised of Eurodollar and base rate loans.  Eurodollar loans bear interest at an applicable rate based on the leverage ratio plus an adjusted LIBOR rate (London Interbank Offered Rate).  Base Rate loans bear interest at an applicable rate based on our leverage ratio plus the greater of (a) the Prime Rate and (b) the Federal Funds Effective Rate plus 0.5%.  Beginning June 30, 2006 through to December 31, 2012, the term loan is repayable in quarterly instalments of $875,000, subject to certain adjustments.  The remaining principal balance is due on maturity; however, we are able to prepay principal at anytime.  Annually, we are required to repay term loan principal equal to a percentage of excess cash flow (as defined in the credit facility), which is dependent upon our consolidated leverage ratio.  The credit facility is secured by a security interest covering all property and assets, including intellectual property, of Angiotech Pharmaceuticals, Inc., Angiotech Pharmaceuticals (US), Inc. (a wholly owned subsidiary) and certain subsidiary guarantors.

At March 31, 2006, the outstanding term loan was $350 million, with an all-in interest rate of 6.3%, and no amounts were borrowed under the revolving credit commitment.

Senior Subordinated Notes

On March 23, 2006, we issued $250 million aggregate principal amount of 7.75% senior subordinated notes due 2014.  Interest is payable semi-annually in arrears on April 1 and October 1 of each year through maturity on October 1, 2014. The senior subordinated notes and related note guarantees provided by us and certain of our subsidiaries are subordinated to senior secured indebtedness, including amounts outstanding under our credit facility described below.  Prior to April 1, 2009, we may redeem up to 35% of the aggregate principal amount of the notes using net proceeds from certain equity and convertible debt offerings, and on or after April 1, 2009, we may redeem all or a part of the notes at specified redemption prices.

Debt Covenants

The terms of our credit facility include various covenants, including financial covenants that require us to meet minimum interest coverage ratios and to meet maximum leverage ratios. In addition, the credit facility and the indenture governing the senior subordinated notes specify maximum or permitted amounts for certain types of capital transactions.  As of March 31, 2006, we are in compliance with these covenants and were not in breach of any provision of the credit facility and senior subordinated notes that would cause an event of default to occur. For a more detailed description of our debt covenants, refer to our 2005 AIF.

Contractual Obligations

Our significant contractual obligations for the next five years and thereafter include:

(in thousands of U.S.$)	Payments due by period
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Long-term debt repayments	600,000	3,500	7,000	7,000	582,500
Long-term debt interest obligations	317,619	43,643	86,298	85,220	102,458
Operating leases	22,483	2,383	3,559	3,307	13,234
License and research agreement obligations	3,800	1,400	2,400	-	-
Investment obligation	5,000	5,000	-	-	-
Purchase obligation	3,834	3,834	-	-	-
Total obligations	952,736	59,760	99,257	95,527	698,192

Long-term debt includes $350 million drawn under the term loan portion of our senior secured credit facility and $250 million of senior subordinated notes. Repayments are based on contractual commitments as defined in the credit facility and the indenture governing the senior subordinated notes, excluding the requirement for repayments of term loan principal based on a percentage of excess cash flow as defined in the credit facility.  Long-term debt interest obligations on variable rate debt are estimated using the current interest rates in effect at March 31, 2006.  Long-term debt repayments and interest obligations assume no early repayment of principal. We have entered into operating leases in the ordinary course of business for office and laboratory space with various expiries through July 2019. We are also committed to research and development funding payments totalling $3.8 million relating to an agreement with Poly-Med Inc., an investment obligation of $5.0 million relating to our ADDVANCE initiatives, and a purchase obligation of $3.8 million relating to land adjacent to our leased office and laboratory space.

The table above does not include any milestone payments in connection with research and development collaborations with third parties as these payments are contingent on the achievement of specific developmental, regulatory or commercial milestones.  In addition, we may have to make royalty payments based on a percentage of future sales of the products in the event regulatory approval for marketing is obtained.

The table above also does not reflect contingent obligations in connection with our research and license agreement with CombinatoRx, Incorporated or our acquisition of Afmedica, Inc. We have the option to extend our research collaboration with CombinatoRx from thirty months to sixty months for additional consideration of $7 million. We have a contingent obligation of $10 million to former Afmedica equity holders should we reach certain development and regulatory milestones with respect to any Afmedica product.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as defined by applicable securities regulators in Canada and the U.S. at March 31, 2006 that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

Risks Related to Our Business

Except for the following updates, the significant risk factors generally associated with our business, as described in our 2005 AIF, are substantially unchanged.

(i)   BSC involvement with litigation

BSC is involved in several legal proceedings concerning challenges to its stent business.  As an example, on June 21, 2005, a Delaware jury held that BSC’s TAXUS Express2 paclitaxel-eluting stent and its Liberté and Express bare metal stents infringe the Palmaz Schatz patent (U.S. 4,739,762) and the Gray patent (U.S. 5,895,406) which are both owned by Cordis Corporation (“Cordis”), a subsidiary of Johnson & Johnson Inc (“JNJ”).  On July 1, 2005, the jury held that Cordis/JNJ’s Bx VELOCITY, Bx SONIC, CYPHER and PALMAZ GENESIS stents infringe BSC’s Jang patent (U.S. 5,922,021) and that Cordis/JNJ’s CYPHER stent infringed BSC’s Ding patent (U.S. 6,120,536).  Cordis is not seeking injunctive relief against the TAXUS Express stent.  Although the Palmaz Schatz patent expires at the end of 2005, the Gray patent does not expire until 2016.  Cordis has indicated that it will assert the claims of the Gray patent against the TAXUS Liberté stent if and when it is launched.  If Cordis were to seek an injunction and if it were successful, BSC would not be able to sell the TAXUS Liberté stent in the U.S. until the Gray patent expires, unless the injunction were lifted or BSC were able to complete clinical trials for a version of the product using another stent design that does not infringe the claims of the Gray patent. As a result, if Cordis were to obtain an injunction, our revenue as a result of sales of the TAXUS Liberté stent would likely be significantly reduced.  Thus, our royalty revenue relating to paclitaxel-eluting coronary stents depends on BSC’s ability to continue to sell its TAXUS Express2 stent and launch and sell the TAXUS Liberté stent in the U.S. As another example, BSC was recently involved in breach of contract litigation with Medinol, Ltd. for sales of TAXUS Express paclitaxel-eluting and Express bare metal stents. A settlement in this matter was announced on September 21, 2005.  More recently, on November 8, 2005, BSC filed a civil action in Delaware asserting infringement of BSC’s Jang patent by Conor MedSystems, Inc. We expect that our licensee may be involved in other material legal proceedings in the future relating to the paclitaxel-eluting stent.

(ii)  Patent oppositions

As part of our patent strategy, we have filed many patent applications internationally, including in the European Union and Japan.  Oppositions have been filed regarding five of our granted European patents that relate to certain products (EP0706376, EP0711158, EP0809515, EP0975340 and EP1155690). The oppositions against European Patent Nos. EP7011158, EP0809515, EP0975340 and EP1155690 are at an early stage. On January 24, 2005, the European Patent Office Opposition Division (“EPO”) announced a favorable ruling and maintained the validity of our Patent No. EP0706376 with various claims, including claims to stents coated with a composition of paclitaxel and a polymeric carrier.  None of the original parties to the proceedings filed a timely Appeal of this decision; however, two non-parties to the opposition (Conor Medsystems Inc. and Sahajanand Medical Technologies Pvt. Ltd.) submitted various documents to the EPO, including Notices of Intervention and of Appeal. The EPO has provisionally determined that the non-parties do not have the legal right to intervene. However the EPO’s final decision on the right of intervention is still awaited.  An opposition was also filed by a third party against one of our Japanese patents that relates to stents (No. 3423317).  On March 3, 2006, the Board of Appeals of the Japanese Patent Office issued a final order of revocation regarding certain claims of the opposed Japanese patent directed to a stent coated with paclitaxel. We are proceeding to appeal this decision to Japan’s Intellectual Property High Court.  The ultimate outcomes of the Japanese and European oppositions, including possible appeals, are uncertain at this time.

(iii) Angiotech and BSC involvement with litigation

In connection with maintaining the value of our various intellectual property and exclusivity rights, we regularly evaluate the activities of others worldwide.  Our success will depend, in part, on our ability to obtain patents, or licenses to patents, maintain trade secret protection and enforce our rights against others.  Should it become necessary to protect those rights, we will pursue all cost-efficient strategies, including when appropriate, negotiation or litigation in any relevant jurisdiction. For example, on February 1, 2005, we announced that, together with BSC, we commenced a legal action in the Netherlands against Conor Medsystems, Inc. for patent infringement. On February 18, 2005, a claim was filed by Conor Medsystems in a court in the United Kingdom alleging that one of our U.K. stent patents is invalid and seeking to have that patent revoked.  Trial on this issue was held in the U. K. in October and December 2005 and a judgment was issued on February 24, 2006, finding the U.K. patent to be invalid. An appeal of that decision is proceeding, with a hearing scheduled for the week of December 11, 2006.  The ultimate outcome is unknown at this time.

On April 4, 2005, we along with BSC commenced legal action in the Netherlands against Sahajanand Medical Technologies Pvt. Ltd. for patent infringement.  A hearing was held on March 10, 2006, and on May 3, 2006 a favorable decision was received from the Dutch court. The court found that Sahajanand’s Infinnium paclitaxel-eluting stent infringed on Angiotech’s patent for paclitaxel stents and granted an injunction against Sahajanand, prohibiting them from selling, bringing onto the market and delivering the infringing stents.  The Court also ordered Sahajanand to pay damages and/or surrender profits resulting from the infringement. The Court’s decision can be appealed by Sahajanand. We are unable to estimate the amount of damages that we will receive from Sahajanand at this time.

On March 31, 2005, a claim was filed by Conor MedSystems in a court in Australia, alleging invalidity of three of our Australian patents.  A hearing has been scheduled for February 2007.  In November 2005, Conor MedSystems Inc. commenced a legal action in the Netherlands against us, asserting that the Dutch patent which corresponds to EP0706376 patent is invalid and should be revoked. The outcomes of these legal proceedings are uncertain at this time.

On September 9, 2005, DePuy Mitek, Inc. filed suit against Arthrex Inc. and Pearsalls Limited for infringement of DePuy Mitek’s patent which relates to certain sutures (U.S. Patent No. 5,314,446). A trial is set for September 11, 2006 in Boston. Arthrex has indemnified Pearsalls against any potential damages regarding sale of FiberWire products, and will pay for the cost of this defense. Also, on July 2, 2004, Dr. Gregory W. Baran filed a complaint for willful patent infringement against one of AMI’s subsidiaries, Medical Device Technologies, Inc. A Markman hearing to construe the claims of the asserted patents (US 5,025,797 and US 5,400,798) was held in December 2005, and a decision is awaited.

In December 2005, we together with BSC commenced a legal action in the Netherlands against Biosensors International Group Ltd. and six related companies including Occam International BV, requesting a preliminary injunction.  A hearing was held on January 13, 2006, and the court issued a judgment on January 27, 2006, denying the relief requested by us. We, together with BSC, filed an appeal to this judgment on February 24, 2006. We are not precluded from initiating a legal action according to regular Dutch proceedings.

We expect to continue to incur litigation expenses in 2006 as we intend to pursue and to defend vigorously any and all actions of third parties related to our extensive patent portfolio and pioneering technology.  Any failure to obtain and protect intellectual property could adversely affect our business and our ability to operate could be hindered by the proprietary rights of others.

Outstanding Share Data

As of March 31, 2006, there were 84,651,202 common shares issued and outstanding for a total of $466.7 million in share capital.  At March 31, 2006, we had 8,529,890 CDN dollar stock options outstanding in the Angiotech Pharmaceuticals, Inc. stock option plan (of which 6,885,624 were exercisable) at a weighted average exercise price of CDN$16.90.  We also had 201,500 U.S. dollar stock options outstanding in this plan at March 31, 2006, (of which 56,688 were exercisable) at a weighted average exercise price of U.S. $17.60. As of March 31, 2006, there were 468 stock options outstanding in the BioMaterials stock option plans (of which 468 were exercisable) at a weighted average exercise price of U.S. $20.70.

As of April 28, 2006, there were 84,651,202 common shares issued and outstanding for a total of $466.7 million in share capital and there were 8,541,982 CDN dollar stock options outstanding in the Angiotech Pharmaceuticals, Inc. stock option plan (of which 6,944,030 were exercisable) at a weighted average exercise price of CDN$16.89.  There were also 201,500 U.S. dollar stock options outstanding in this plan at April 28, 2006, (of which 60,886 were exercisable) at a weighted average exercise price of U.S. $17.60.  As of April 28, 2006, there were 468 stock options outstanding in the BioMaterials stock option plans (of which 468 were exercisable) at a weighted average exercise price of U.S. $20.70.

As of March 31 and April 28, 2006, there were 304 stock options outstanding in the AMI stock option plan (of which none were exercisable). Each AMI stock option converts into approximately 3,711 Angiotech Pharmaceuticals, Inc. common shares upon exercise at a weighted average exercise price of USD $15.44.

CONSOLIDATED FINANCIAL STATEMENTS

ANGIOTECH PHARMACEUTICALS, INC.

First quarter ended March 31, 2006

(Unaudited)

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED BALANCE SHEETS

(All amounts expressed in thousands of U.S. dollars)

(Unaudited)

	March 31,	December 31,
	2006	2005
	$	$
ASSETS
Current
Cash and cash equivalents	81,866	62,163
Short-term investments [note 8]	52,987	133,279
Accounts receivable	27,271	3,377
Income taxes receivable	5,462	-
Inventories [note 6]	30,032	786
Assets held for sale [note 7]	5,645	5,508
Deferred income taxes	2,217	1,703
Other current assets	4,389	2,056
Total current assets	209,869	208,872
Long-term investments [note 8]	51,118	170,578
Property, plant and equipment [note 9]	53,114	11,042
Intangible assets [note 10]	256,062	45,447
Goodwill [note 5]	628,039	46,071
Deferred income taxes	4,208	11,350
Deferred financing costs [note 2]	17,798	-
Other assets	2,855	1,334
	1,223,063	494,694
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 11]	58,052	19,187
Income taxes payable	-	6,738
Interest payable on long-term debt	989	-
Deferred revenue – current portion	1,630	1,630
Long-term debt – current portion [note 12]	3,500	-
Total current liabilities	64,171	27,555
Deferred revenue	1,579	1,632
Deferred leasehold inducement	2,775	2,827
Deferred income taxes [note 5]	73,490	-
Long-term debt [note 12]	596,500	-
	674,344	4,459
Commitments and contingencies [note 14]
Stockholders’ equity
Share capital [note 13]
Authorized:
200,000,000 Common shares
50,000,000 Class I Preference shares
Common shares issued and outstanding:
March 31, 2006 – 84,651,202
December 31, 2005 – 84,291,517	466,746	463,639
Additional paid in capital	23,030	21,929
Accumulated deficit	(38,072)	(45,607)
Accumulated other comprehensive income	32,844	22,719
Total stockholders’ equity	484,548	462,680
	1,223,063	494,694

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF INCOME

(All amounts expressed in thousands of U.S. dollars, except share and per share data)

(Unaudited)

	Three Months Ended March 31,
	2006	2005
	$	$
REVENUE
Royalty revenue	41,090	51,274
Product sales	802	1,058
License fees	53	3,348
	41,945	55,680
EXPENSES
License and royalty fees	6,513	7,999
Cost of goods sold	634	945
Research and development	9,488	7,498
Selling, general and administration	10,142	6,548
Depreciation and amortization	2,166	2,259
In-process research and development	1,042	1,000
	29,985	26,249
Operating income	11,960	29,431
Other income (expenses):
Foreign exchange gain (loss)	171	(428)
Investment and other income	2,704	1,829
Interest expense on long-term debt	(989)	-
Loss on redemption of available-for-sale securities	(1,477)	-
Total other income	409	1,401
Income from continuing operations before income taxes	12,369	30,832
Income tax expense	4,389	11,598
Net income from continuing operations	7,980	19,234
Discontinued operations
Loss from discontinued operations, net of income taxes [note 4]	(445)	(406)
Net income	7,535	18,828

Basic net income (loss) per common share:
Continuing operations	0.09	0.23
Discontinued operations	-	(0.01)
Total	0.09	0.22
Diluted net income (loss) per common share:
Continuing operations	0.09	0.23
Discontinued operations	-	(0.01)
Total	0.09	0.22

Basic weighted average number of common shares outstanding (in thousands)	84,534	84,049
Diluted weighted average number of common shares outstanding (in thousands)	85,853	84,812

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(All amounts expressed in thousands of U.S. dollars, except share data)

(Unaudited)

	Common	Shares	Additional paid in capital	Accumulated Deficit	Accumulated other comprehensive income	Comprehensive income (loss)	Total Stockholders’ Equity
	Shares	Amount
	#	$	$	$	$	$	$
Balance at December 31, 2005	84,291,517	463,639	21,929	(45,607)	22,719		462,680
Exercise of stock options for cash	359,685	3,107					3,107
Stock-based compensation			1,101				1,101
Net unrealized gain on available-for-sale securities					9,448	9,448	9,448
Reclassification of net unrealized loss on available-for-sale securities					677	677	677
Net income				7,535		7,535	7,535
Comprehensive income						17,660

Balance at March 31, 2006	84,651,202	466,746	23,030	(38,072)	32,844		484,548

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended March 31,
	2006	2005
	$	$
OPERATING ACTIVITIES
Net income	7,535	18,828
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	2,247	2,854
Loss on disposal of property and equipment	24	-
Loss on redemption of available-for-sale securities	1,477	-
Unrealized foreign exchange gain	(28)	(72)
Deferred leasehold inducements	(52)	(8)
Deferred income taxes	(681)	5,675
License fees	-	(3,348)
Stock-based compensation expense	1,101	1,979
In-process research and development	1,042	1,000
Deferred revenue	(53)	-
Net change in non-cash working capital items relating to operations [note 16]	(13,920)	(7,775)
Cash provided by (used in) operating activities	(1,308)	19,133
INVESTING ACTIVITIES
Purchase of short-term investments	(50,571)	(66,493)
Proceeds from short-term investments	130,340	58,826
Purchase of long-term investments	-	(38,002)
Proceeds from long-term investments	126,022	-
Purchase of property, plant and equipment	(971)	(539)
Acquisition of business, net of cash acquired [note 5]	(774,202)	-
In-process research and development	(42)	-
Other assets	(137)	-
Cash used in investing activities	(569,561)	(46,208)
FINANCING ACTIVITIES
Proceeds from long term obligations, net of financing costs	587,465	-
Proceeds from stock options exercised	3,107	1,655
Cash provided by financing activities	590,572	1,655
Net increase (decrease) in cash and cash equivalents	19,703	(25,420)
Cash and cash equivalents, beginning of period	62,163	118,244
Cash and cash equivalents, end of period	81,866	92,824

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts expressed in thousands of U.S. dollars, except share and per share data)

(Unaudited)

Angiotech Pharmaceuticals, Inc. (the “Company”), is incorporated under the Business Corporations Act (British Columbia). The Company is a specialty pharmaceutical company focused on the development of technologies that improve the performance of medical devices and the outcomes of surgical procedures.

1.   BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission for the presentation of interim financial information.  Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations.  These consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s  audited consolidated financial statements and notes thereto for the year ended December 31, 2005 included in the Company’s Annual Report filed with the appropriate securities commissions.

In the opinion of management, all adjustments (which include reclassification and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows at March 31, 2006 and for all periods presented, have been  made.  The results of operations for the three month period ended March 31, 2006 are not necessarily indicative of the results for the full year ending December 31, 2006.

All amounts herein are expressed in U.S. dollars unless otherwise noted.

2.   SIGNIFICANT ACCOUNTING POLICIES

Other than the new accounting policy below and the change in accounting policy described further in note 3 to these interim consolidated financial statements, all accounting policies are the same as described in note 3 to the Company’s audited consolidated financial statements for the year ended December 31, 2005 included in the Company’s 2005 Annual Report filed with the appropriate securities commissions.

Deferred financing costs

Financing costs of $17.8 million were incurred in March 2006 with respect to new debt financing.  Financing costs for long-term debt are capitalized and amortized on a straight-line basis to interest expense over the life of the debt instruments.

3.   CHANGE IN ACCOUNTING POLICIES

Stock-based compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards Board (“SFAS”) No. 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation”.  SFAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period.  Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.

Pursuant to the provisions of SFAS 123(R), the Company applied the modified-prospective transition method.  Under this method, the fair value provisions of SFAS 123(R) is applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006.  Measurement and attribution of compensation costs for unvested awards at January 1, 2006, granted prior to the adoption of SFAS 123(R) are recognized based upon the provisions of SFAS 123(R), after adjustment for estimated forfeitures as discussed below.  Accordingly, SFAS 123(R) no longer permits pro-forma disclosure for income statement periods after January 1, 2006 and compensation expense will be recognized for all share-based payments on grant-date fair value, including those granted, modified or settled prior to October 1, 2002, the date that the Company adopted SFAS 123.  The Company expenses the compensation cost of share-based payments over the service period using the straight-line method.

Since the Company did not previously estimate forfeitures in the calculation of employee compensation expense under SFAS 123, upon adoption of SFAS 123(R), the Company recognized in income the cumulative effect of a change in accounting principle to reflect forfeitures for prior periods which resulted in an increase in operating income, income from continuing operations before income taxes and net income of $399,000.  This cumulative effect has no impact on basic and diluted earnings per share.

Pro forma disclosure

For the comparative period, the following pro forma financial information presents the net income for the period from continuing operations and basic and diluted net income per common share from continuing operations had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to October 1, 2002. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model for pro forma assumptions.

Three Months Ended March 31,
2005
$

Net income from continuing operations	19,234
Add: Stock-based employee compensation expense included in net income above	1,979
Deduct: Total stock-based employee compensation expense using fair value based method for all awards	(3,027)

Pro forma net income from continuing operations	18,186
Basic net income per common share from continuing operations
As reported	0.23
Pro forma	0.22
Diluted net income per common share from continuing operations
As reported	0.23
Pro forma	0.21

4.   DISCONTINUED OPERATIONS

On December 30, 2005, the Company completed the sale of 100% of the outstanding shares of its Dutch subsidiary, MCTec Holding BV, including its operating subsidiary MCTec BV.  The results of operations from the Dutch subsidiaries for the prior periods have been reported as discontinued operations in the Company’s Consolidated Statements of Income.

In the fourth quarter of 2005, the Company decided to close down the offices of its subsidiary, NeuColl, Inc., and to terminate its distribution agreements.  As a result of this decision, the results of operations from the NeuColl subsidiary for the current and prior periods have been reported as discontinued operations in the Company’s Consolidated Statements of Income.

The operating results of discontinued operations are summarized as follows:

	Three Months Ended March 31,
	2006	2005
	$	$

Revenues	(4)	1,031
Operating loss	(434)	(539)
Other expenses	(11)	(36)
Loss before income taxes	(445)	(575)
Income tax recovery	-	169
Net loss from discontinued operations	(445)	(406)

The following assets and liabilities relating to discontinued operations are included in the Company’s Consolidated Balance Sheets:

	March 31, 2006	December 31, 2005
	$	$

Current assets	557	868
Non-current assets	216	251
Current liabilities	503	984

5.    BUSINESS ACQUISITION

American Medical Instruments Holdings, Inc.

On March 23, 2006, the Company completed the acquisition of 100% of the outstanding stock of privately held American Medical Instruments Holdings, Inc. (“AMI”), a leading independent manufacturer of specialty, single-use medical devices. The primary purposes of this acquisition were to provide a commercial pipeline for the Company’s current platform, to significantly diversify the Company’s revenue base and to add global manufacturing, marketing and sales capabilities. The cost of the acquisition includes cash consideration of $787.9 million and direct and incremental third party acquisition costs of $8.2 million.  Included in cash consideration is the cash cost of $35.9 million and $34.0 million to settle outstanding vested options and warrants, respectively, of AMI at the closing date of the acquisition. The AMI acquisition was financed utilizing funds from the Company’s Credit Facility and Senior Subordinated Notes offering (note 12).

The acquisition was accounted for under the purchase method of accounting. Accordingly, the assets and liabilities of AMI are consolidated with those of the Company from March 23, 2006. Due to the timing of the acquisition in relation to the March 31, 2006 reporting period, the net earnings of AMI for the period from March 23 to March 31, 2006 did not significantly impact the Company’s current period earnings and will be included in the net earnings for the second quarter of 2006. Total fair value of the consideration given, determined at that date of acquisition, was allocated to the assets acquired and liabilities assumed based upon their estimated fair values, as follows:

March 23, 2006
Cash	14,686
Accounts receivable, net	25,211
Income tax receivable	2,664
Inventory	29,207
Other current assets	2,046
Property and equipment	41,787
Identifiable intangible assets	212,211
Goodwill	581,968
Deferred income tax asset	6,448
Current liabilities	(32,814)
Deferred income tax liability	(87,247)
796,167
Consideration:
Cash consideration	787,925
Direct acquisition costs	8,242
796,167

Excluded from the consideration allocated to the net assets acquired is the fair value of AMI stock options issued in March 2006 which were contingent upon the completion of the acquisition.  These AMI stock options are exercisable into Angiotech common shares and vest in future periods. The fair value of the AMI stock options was determined to be $6.6 million which will be recognized as compensation expense over the post acquisition requisite service period.

The excess purchase price over the fair value of the net identifiable assets acquired has been allocated to goodwill.  The Company currently has one reportable segment.  It is anticipated that additional reportable segment(s) will be created after March 31, 2006 as a result of this acquisition.  Once determined to exist, additional segment disclosures will be provided, including disclosing which segments goodwill relates to.  A portion of the goodwill may be deductible for tax purposes however the amount has not yet been determined.

The allocation of the purchase price of the net assets acquired is preliminary and may vary based upon the completion of additional valuation procedures and finalization of working capital adjustments pursuant to the purchase agreement.  The Company has arranged to obtain an independent valuation of AMI’s property and equipment and intangible assets.

The identifiable intangible assets acquired include patents and licenses, trade names, and customer relationships. These intangibles will be amortized over their estimated lives, which is expected to be between five and ten years.

The following unaudited pro forma information is provided for the acquisition assuming it occurred at the beginning of the earliest period presented, January 1, 2005. The historical results for 2005 and 2006 combine the results of the Company for 2006 with the historical results of AMI through March 23, 2006.

	Three Months Ended March 31,
	2006	2005
	$	$
Revenue	81,173	95,809
Net income	119	13,276
Net income per share:
Basic	0.00	0.16
Diluted	0.00	0.16

The information presented above is for illustrative purposes only and is not indicative of the results that would have been achieved had the acquisition taken place as of the beginning of each of the periods presented.

The unaudited pro forma information reflects interest on the purchase price calculated at the Company’s borrowing rate under its Credit Facility and Senior Subordinated Notes for the respective period. The pro forma net earning for 2006 and 2005 both include $8.2 million of depreciation and amortization for purchased property and equipment and identifiable intangible assets.

6.   INVENTORIES

	March 31, 2006 $	December 31, 2005 $
Raw materials	8,912	165
Work in process	11,898	617
Finished goods	9,222	4
	30,032	786

7.   ASSETS HELD FOR SALE

	March 31, 2006 $	December 31, 2005 $
Computer, research, office equipment and other capitalized costs	288	151
Building	2,857	2,857
Land	2,500	2,500
	5,645	5,508

Assets held for sale represent land, buildings and equipment located at the Company’s research and development facility in Palo Alto, California.  In December 2005, the Company completed the process of consolidating its research and development activities resulting in the closure of the Palo Alto facility.  The estimated fair value less costs to sell the assets was greater than the carrying amount as of March 31, 2006.  The net assets held for sale have been listed for sale and it is the Company's intention to complete the sale by June 30, 2006.

8.  SHORT AND LONG-TERM INVESTMENTS

		Gross	Gross	Approximate
		unrealized	unrealized	market and
	Cost	gains	losses	carrying value
March 31, 2006	$	$	$	$
Available-for-sale equity securities	38,997	12,354	(1,485)	49,866
Available-for-sale debt securities	53,067	-	(39)	53,028
Investments recorded at cost	1,211	-	-	1,211
	93,275	12,354	(1,524)	104,105

		Gross	Gross	Approximate
		unrealized	unrealized	market and
	Cost	gains	losses	carrying value
December 31, 2005	$	$	$	$
Available-for-sale equity securities	38,997	4,344	(2,962)	40,379
Available-for-sale debt securities	262,944	-	(677)	262,267
Investments recorded at cost	1,211	-	-	1,211
	303,152	4,344	(3,639)	303,857

9.   PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net book
	Cost	depreciation	value
March 31, 2006	$	$	$
Land	2,891	-	2,891
Buildings	20,775	-	20,775
Leasehold improvements	8,155	1,861	6,294
Manufacturing equipment	15,169	192	14,977
Research equipment	4,639	2,247	2,392
Office furniture and equipment	2,193	951	1,242
Computer equipment	6,450	3,308	3,142
Construction in progress	1,401	-	1,401
	61,673	8,559	53,114

		Accumulated	Net book
	Cost	depreciation	value
December 31, 2005	$	$	$
Leasehold improvements	6,755	1,738	5,017
Manufacturing equipment	606	114	492
Research equipment	4,360	2,091	2,269
Office furniture and equipment	2,002	915	1,087
Computer equipment	5,292	3,115	2,177
	19,015	7,973	11,042

10.  INTANGIBLE ASSETS

		Accumulated	Net book
	Cost	amortization	value
March 31, 2006	$	$	$
In-licensed technologies	34,826	5,822	29,004
Acquired technologies	29,295	15,570	13,725
AMI intangible assets	212,211	-	212,211
Other	1,895	773	1,122
	278,227	22,165	256,062

		Accumulated	Net book
	Cost	amortization	value
December 31, 2005	$	$	$
In-licensed technologies	34,826	4,917	29,909
Acquired technologies	29,295	14,973	14,322
Other	1,895	679	1,216
	66,016	20,569	45,447

11.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2006 $	December 31, 2005 $
Trade accounts payable	11,591	2,572
Accrued license and royalty fees	197	6,398
Employee-related accruals	20,615	2,718
Accrued professional fees	16,582	5,950
Other accrued liabilities	9,067	1,549
	58,052	19,187

12.   LONG-TERM DEBT

	March 31, 2006 $	December 31, 2005 $
Credit Facility – Term Loan (a)	350,000	-
7.75% Senior Subordinate Notes (b)	250,000	-
	600,000	-
Less current maturities of long-term debt	3,500	-
	596,500	-

(a)

On March 23, 2006, the Company entered into a $425 million senior secured facility (the "Credit Facility"), which includes a $350 million senior secured Term Loan maturing March 23, 2013 (the "Term Loan") and a senior secured $75 million revolving senior secured credit commitment maturing March 23, 2011 (the "Revolving Credit Commitment").  The Credit Facility is secured by a security interest covering all property and assets, including intellectual property of the Company, Angiotech Pharmaceuticals (US), Inc. (a wholly owned subsidiary) and certain subsidiary guarantors.  The guarantees of its guarantor subsidiaries are full and unconditional, and joint and several.

Term Loan principal paid or repaid may not be re-borrowed.  Beginning June 30, 2006 through to December 31, 2012, the Term Loan is repayable in quarterly instalments, subject to certain adjustments, of $875,000.  The remaining principal balance is due on maturity.  In addition, the Company is able to prepay Term Loan principal at anytime.  Annually, the Company is required to repay Term Loan principal equal to a percentage of Excess Cash Flow (as defined in the Credit Facility), which is dependent upon the Company’s consolidated leverage ratio.  Subject to certain conditions, and solely for the purpose of financing acquisitions, additional term loans in principal amounts of at least $40 million to an aggregate maximum of $200 million may be provided.  Under the Revolving Credit Commitment principal amounts may be borrowed, paid or prepaid and re-borrowed as required.  Furthermore, up to $10 million is available in the form of letters of credit.

Borrowings under the Credit Facility are comprised of Eurodollar loans and Base Rate loans.  Eurodollar loans bear interest at an applicable rate based on the leverage ratio plus an adjusted LIBOR rate (London Interbank Offered Rate).  Base Rate loans bear interest at an applicable rate based on the leverage ratio plus the greater of (a) the Prime Rate and (b) the Federal Funds Effective Rate plus 0.5%.  The applicable rate for term loans ranges from 0.25% to 1.5%, the applicable rate for revolving loans ranges from 0% to 2%.  At March 31, 2006, the outstanding Term Loan was $350 million with an all-in interest rate of 6.3%.  At March 31, 2005 no amounts were borrowed under the Revolving Credit Commitment.  An annual fee is charged on any unused portion of the Revolving Credit Commitment.

 (b)  On March 23, 2006, the Company issued 7.75% Senior Subordinated Notes due April 1, 2014 in the aggregate principal amount of $250 million.  Interest is payable semi-annually in arrears on April 1, and October 1, of each year through to maturity beginning October 1, 2006. The Senior Subordinated Notes and related Note guarantees provided by the Company and certain of its subsidiaries are subordinated to senior secured indebtedness, including amounts outstanding under the Credit Facility.

At any time prior to April 1, 2009, the Company may redeem up to 35% of the aggregate principal amount of the Senior Subordinated Notes at 107.75% of the principal amount plus accrued and unpaid interest with the net cash proceeds of one or more Public Equity Offerings. The Company may also choose to redeem the Notes at any time prior to April 1, 2009, in whole or in part by paying a redemption price equal to the sum of (1) 100% of the principal amount of the Notes to be redeemed, plus (2) the Applicable Premium, being the greater of a) 1.0% of the principal amount of a Note at such time or b) the excess of:  i) the present value at such time of 1) the redemption price of such Note at April 1, 2009 plus 2) any required interest payments due on such Note through April 1, 2009.

On or after April 1, 2009, the Company may redeem all or a part of the Senior Subordinated Notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below:

Year	Percentage %
2009	105.813
2010	103.875
2011	101.938
2012 and thereafter	100.000

In certain change of control situations, the Company is required to make an offer to purchase the then-outstanding Senior Subordinated Notes at a price equal to 101% of their stated principal amount, plus accrued and unpaid interest to the applicable repurchase date, if any.

The Term Loan and Senior Subordinated Notes were used to fund the Company's acquisition of AMI (note 5); the Revolving Credit Commitment is for general corporate purposes.

Material covenants in the Credit Facility include a requirement to maintain a minimum interest coverage ratio and a requirement not to exceed a maximum leverage ratio and an annual maximum on capital expenditures. The Credit Facility and the indenture governing the Senior Subordinated Notes specify maximum or permitted amounts for certain types of capital transactions.  Covenants in the Credit Facility and the indenture governing the Senior Subordinated Notes restrict, and under specified circumstances prohibit, the payment of dividends by the Company.  If the Senior Subordinated Notes are rated investment grade and no event of default exists and is continuing, certain covenants will no longer apply. Outstanding principal amounts and interest accrued and unpaid may, at the election of the requisite lenders, become immediately due and payable and further commitments, if any, by the lenders to make loans may, at the election of the requisite lenders, be terminated upon the occurrence of events of default specified in the Credit Facility and the indenture to the Senior Subordinated Notes.  There are also certain limitations on asset sales and subsequent use of proceeds pursuant to the Credit Facility and the indenture governing the Senior Subordinated Notes.  As of March 31, 2006, the Company was in compliance with all covenants and was not in breach of any provision of the Credit Facility and Senior Subordinated Notes that would cause an event of default to occur.

In connection with the issuance of the Senior Subordinated Notes, the Company entered into a Registration Rights Agreement, pursuant to which the Company is required, on or prior to September 19, 2006, to file an exchange offer registration statement on an appropriate form under the Securities Act of 1933 with the SEC.

Maturities of long-term debt principal are as follows:

End of Fiscal Year $
2006	2,625
2007	3,500
2008	3,500
2009	3,500
2010	3,500
Thereafter	583,375
600,000

13.   SHARE CAPITAL

During the three months ended March 31, 2006, the Company issued 359,685 common shares upon exercises of stock options.  The Company issues new shares to satisfy stock option exercises.

a)

Stock Options

Angiotech Pharmaceuticals, Inc.

In January 2004, the stockholders approved the adoption of the 2004 Stock Option Plan (“2004 Plan”) which superceded the previous stock option plans. The 2004 Plan incorporated all of the options granted under the previous stock option plan and, in total, provides for the issuance of non-transferable options to purchase up to 9,960,270 common shares to employees, officers, directors of the Company, and persons providing ongoing management or consulting services to the Company.  The exercise price of the options is fixed by the Board of Directors but generally will be at least equal to the market price of the common shares at the date of grant and for options granted under the 2004 Plan, the term may not exceed five years.  For options grandfathered from the previous stock option plans, the term did not exceed 10 years.  Options granted are also subject to certain vesting provisions. Options generally vest monthly after granted over varying terms from 2 to 4 years.

A summary of CDN$ stock option transactions is as follows:

	No. of Optioned Shares	Weighted average exercise price (in CDN$)	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in CDN$)
Outstanding at December 31, 2005	8,832,193	16.77
Granted	134,650	17.50
Exercised	(291,561)	9.43
Forfeited	(145,392)	24.32
Outstanding at March 31, 2006	8,529,890	16.90	4.72	2,559
Exercisable at March 31, 2006	6,885,624	16.02	4.80	8,125

These options expire at various dates from December 10, 2007 to December 17, 2012.

A summary of U.S.$ stock option transactions is as follows:

	No. of Optioned Shares	Weighted average exercise price (in U.S.$)	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in U.S.$)
Outstanding at December 31, 2005	273,255	15.81
Exercised	(68,124)	10.36
Forfeited	(3,163)	17.65
Outstanding at March 31, 2006	201,968	17.61	3.83	-
Exercisable at March 31, 2006	57,156	17.64	3.84	-

These options expire at various dates from January 26, 2010 to July 19, 2010.

American Medical Instruments Holdings, Inc. (‘’AMI”)

On March 9, 2006, AMI granted 304 stock options under AMI’s 2003 Stock Option Plan subject to closing the acquisition of AMI by the Company.  Each AMI stock option will convert into approximately 3,711 Angiotech shares upon exercise.   All outstanding options and warrants granted prior to the March 9, 2006 grant were settled and cancelled upon acquisition. Under the AMI stock option plan, options to purchase common stock of AMI may be granted to certain employees and directors at an exercise price equal to the estimated fair market value of the underlying stock on the date of grant. All options have a term of ten years and generally vest over a six year graded vesting schedule with certain provisions for accelerated vesting.  No further stock options will be granted out of AMI’s 2003 Stock Option Plan.  Approximately 1.1 million Angiotech shares were reserved in March 2006 to accommodate future exercises of the AMI options.  The closing of the acquisition of AMI and the conversion ratio is subject to post closing adjustments and as a result the number of shares reserved for issuance is an estimate and subject to change.

	No. of Optioned Shares (in millions)	Weighted average exercise price (in U.S.$)	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in U.S.$)
Outstanding at December 31, 2005	-	-
Granted	1.1	15.44
Outstanding at March 31, 2006	1.1	15.44	9.95	-
Exercisable at March 31, 2006	-	-	-	-

Stock options outstanding

The options outstanding under all option plans are as follows (excluding the options that were granted in conjunction with the acquisition of AMI):

Options outstanding March 31, 2006				Options exercisable March 31, 2006
Range of exercise prices	Number of common shares issuable	Weighted average remaining contractual term (years)	Weighted average exercise price	Number of common shares issuable	Weighted average exercise price
The following options granted are exercisable in CDN$:
$2.25-$3.03	397,912	2.54	$2.80	397,912	$2.80
$3.75-$4.24	493,614	3.68	$4.23	493,614	$4.23
$11.46-$14.84	2,808,563	5.46	$13.62	2,640,453	$13.63
$15.10-$19.75	2,365,166	4.70	$17.01	1,392,115	$16.90
$21.39-$32.90	2,464,635	4.45	$25.36	1,961,530	$24.26
	8,529,890	4.72	$16.90	6,885,624	$16.02
The following options granted are exercisable in U.S.$:
$17.20-$18.00	201,500	3.83	$17.60	56,688	$17.62
$20.70	468	4.30	$20.70	468	$20.70
	201,968	3.83	$17.61	57,156	$17.64

b)

Stock-based compensation expense

The Company recorded stock-based compensation expense of $1,101,000 for the three months ended March 31, 2006 ($1,979,000 for the three months ended March 31, 2005) relating to awards granted under its stock option plan, which is net of a reduction for the cumulative effect of a change in accounting principle to reflect forfeitures of $399,000.  The estimated fair value of the stock options granted is amortized to expense on a straight-line basis over the vesting period and was determined on the date of grant using the Black-Scholes option pricing model.  The expected volatility is based on historical volatility of the Company’s stock and other factors.  The expected term of the stock options used within the model is determined using historical data to estimate expected option exercise and employment termination behaviour and the contractual term of the options.

	Three Months Ended March 31,
	2006	2005
Dividend Yield	Nil	Nil
Expected Volatility	40.4% - 43.3%	43.7%
Weighted Average Volatility	40.7%	43.7%
Risk-free Interest Rate	4.01% - 4.50%	3.11%
Expected Term (Years)	3 – 5	3

The weighted average grant-date fair value of stock options granted in the three month period ended March 31, 2006 was CDN$5.86 per share for the 134,650 stock options granted in CDN$ and US$6.51 per converted share for the AMI stock options (CDN$7.06 for the stock options granted in CDN$ and US$5.78 per share for the stock options granted in US$ for the three month period ended March 31, 2005).  The total intrinsic value of options exercised during the three month period ended March 31, 2006 was CDN$2,103,000 and US$361,000 (CDN$493,000 and US$632,000 for the three month period ended March 31, 2005).

A summary of the status of the Company’s nonvested options as of March 31, 2006 (excluding the AMI stock options) and changes during the three month period ended March 31, 2006, is presented below:

Nonvested options	No. of Optioned Shares	Weighted average grant-date fair value
Nonvested at December 31, 2005	1,912,458	7.77
Granted	134,650	5.86
Vested	(219,779)	7.63
Forfeited	(38,251)	7.22
Nonvested at March 31, 2006	1,789,078	7.10

As of March 31, 2006, there was $10,980,000 of total unrecognized compensation cost related to nonvested stock options granted under the Angiotech Plan.  These costs are expected to be recognized over a weighted average period of 2.5 years.  The total fair value of options vested during the three month period ended March 31, 2006 was $1,500,000 ($1,979,000 for the three month period ended March 31, 2005).

As of March 31, 2006, there was $6,639,000 of total unrecognized compensation cost related to the 304 nonvested AMI stock options.  These costs are expected to be recognized over a period of 6.0 years on a straight-line basis as a charge to income.

During the three month period ended March 31, 2005, as a result of employee termination agreements, the Company accelerated the vesting of 109,814 stock options to an immediate vesting from approximately 2.2 years. The Company recorded compensation expense of $688,000 based on the estimated fair values of the modified awards.  The estimated fair values were determined using the Black-Scholes option pricing model using the following assumptions: dividend yield – nil; volatility – 40%, risk-free interest rate 2.54% and expected life – 202 days.

The Black-Scholes pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

14.   COMMITMENTS AND CONTINGENCIES

(a) Commitments

i) Purchase obligations

The Company entered into a purchase agreement to acquire land adjacent to its leased office and laboratory space for a total price of approximately $4.8 million, of which $1.0 million has been paid as a deposit as of March 31, 2006. The purchase is expected to close in May 2006.

In April 2006, the Company completed the purchase of $5 million worth of Series C Preferred Stock in a private company.  This investment will be accounted for at cost.

(b) Contingencies

i)

The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business.  Such matters are subject to many uncertainties.  Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the financial position of the Company.

ii)

On February 18, 2005, a claim was filed by Conor Medsystems in a court in the U. K. alleging that one of our U.K. stent patents is invalid and seeking to have that patent revoked.  Trial on this issue was held in the U. K. in October and December 2005 and a judgment was issued on February 24, 2006, finding the U.K. patent to be invalid. An appeal of that decision is proceeding, with a hearing scheduled for the week of December 11, 2006.  The ultimate outcome is unknown at this time.

iii) In April 2005, the Company together with Boston Scientific Corporation commenced a legal action in the Netherlands against Sahajanand Medical Technologies Pvt. Ltd. for patent infringement.  A hearing was held in March 2006 and on May 3, 2006 a favorable decision was received from the Dutch court. The court found that Sahajanand’s Infinnium paclitaxel-eluting stent infringed on Angiotech’s patent for paclitaxel stents and ordered Sahajanand to pay damages and/or surrender profits resulting from the infringement. The Court’s decision can be appealed by Sahajanand.

iv)

In December 2005, the Company together with Boston Scientific Corporation commenced a legal action in the Netherlands against Biosensors International Group Ltd. and six related companies including Occam International BV, requesting a preliminary injunction.  A hearing was held on January 13, 2006, and the court issued a judgment on January 27, 2006, denying the relief requested by the Company.  The Company together with Boston Scientific Corporation, filed an appeal to this judgment on February 24, 2006.  The Company is not precluded from initiating a legal action according to regular Dutch proceedings.

v)

An opposition was also filed by a third party against one of the Company’s Japanese patents that relates to stents (No. 3423317).  On March 3, 2006, the Board of Appeals of the Japanese Patent Office issued a final order of revocation regarding certain claims of the opposed Japanese patent directed to a stent coated with paclitaxel. The Company is proceeding to appeal this decision to Japan’s Intellectual Property High Court.  The ultimate outcomes of the Japanese and European oppositions, including possible appeals, are uncertain at this time.

vi)

In September 2006, DePuy Mitek, Inc., filed suit against Arthrex Inc. and Pearsalls Limited for infringement of DePuy Mitek’s patent which relates to certain sutures (U.S. Patent No. 5,314,446). A trial is set for September 11, 2006 in Boston. Arthrex has indemnified Pearsalls against any potential damages regarding sale of FiberWire products, and will pay for the cost of this defense. Also, on July 2, 2004, Dr. Gregory W. Baran filed a complaint for wilful patent infringement against one of AMI’s subsidiaries, Medical Device Technologies, Inc. A Markman hearing to construe the claims of the asserted patents (US 5,025,797 and US 5,400,798) was held in December 2005 and a decision is awaited.

vii)

The Company enters into indemnification agreements with certain officers and directors.  In addition, the Company enters into license agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry.  Those indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions.  In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited.  These indemnification provisions may survive termination of the underlying agreement.  The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay.  Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.  However, the Company maintains liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

15.  SEGMENTED INFORMATION

The Company currently operates in one segment: drug-eluting medical devices and therapeutic biomaterials as of March 31, 2006.  The Company’s chief operating decision-makers currently review the Company’s operating results on an aggregate basis and manage the Company’s operations as a single operating segment.  The Company focuses on combining pharmaceutical compounds with medical devices and biomaterials to improve the performance of medical devices and the outcomes of surgical procedures.

Geographic information

Revenues are attributable to countries based on the location of the Company’s customers or, for revenue from collaborators, the location of the collaborator’s customers:

	Three Months Ended March 31,
	2006	2005
	$	$
Revenue - Paclitaxel-eluting stents
Royalty revenue:
United States	28,084	39,042
Europe	8,071	8,032
Rest of World	3,213	2,948
	39,368	50,022
Revenue – Other:
United States	2,577	5,625
Rest of World	-	33
Total other revenue	2,577	5,658

Total revenue from continuing operations	41,945	55,680

Long-lived assets including goodwill:

	March 31, 2006 $	December 31, 2005 $
United States	881,400	45,989
Canada	32,008	32,494
Switzerland	23,807	24,077
	937,215	102,560

During the three month period ended March 31, 2006, revenue from one licensee represents approximately 94% of total revenue (90% for the three month period ended March 31, 2005).

16.   CHANGE IN NON-CASH WORKING CAPITAL ITEMS RELATING TO OPERATIONS

The change in non-cash working capital items relating to operations was as follows:

	Three Months Ended March 31,
	2006	2005
	$	$
Accrued interest on short-term and long-term investments	2,637	472
Accounts receivable	1,316	793
Income taxes receivable	(2,798)	-
Inventories	(39)	(653)
Other assets	(1,409)	336
Accounts payable and accrued liabilities	(7,479)	(13,001)
Income taxes payable	(6,738)	4,278
Interest payable	989	-
Deferred costs	(399)	-
	(13,920)	(7,775)

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Dr. William L. Hunter, President and Chief Executive Officer of Angiotech Pharmaceuticals, Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Angiotech Pharmaceuticals, Inc., (the “issuer”) for the interim period ending March 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

DATE:

May 9, 2006

/s/ William L. Hunter

Per:

Dr. William L. Hunter, President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Mr. K. Thomas Bailey, Chief Financial Officer of Angiotech Pharmaceuticals, Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Angiotech Pharmaceuticals, Inc., (the “issuer”) for the interim period ending March 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

DATE:

May 9, 2006

/s/ K. Thomas Bailey

Per:

Mr. K. Thomas Bailey, Chief Financial Officer